Exhibit 99.1

Ioneer Permitting Violation

Wednesday, 18 January 2023 – ioneer Ltd (“Ioneer” or the “Company”) (ASX: INR, Nasdaq: IONR) has been made aware of a permit breach relating to its November 2022 geotechnical drilling program (“Program”).  Placement and storage of drill program related equipment along Cave Springs Road was not authorised under the permit issued by the Bureau of Land Management (BLM) for the Program.  What occurred was a violation of BLM regulatory requirements; no Tiehm’s buckwheat was disturbed.

Ioneer Managing Director Bernard Rowe said:

“We take full responsibility for the breach and sincerely regret the inadvertent noncompliance with the permit. Since day one, Ioneer has instructed our staff and contractors about the need to observe all permit conditions. We are investigating exactly how this failure occurred, and we will take action to assure total compliance in the future.”

Ioneer is cooperating with BLM in responding to this event.

This ASX release has been authorised by Ioneer Managing Director Bernard Rowe.

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Contacts
Chad Yeftich Ioneer USA Corporation	Jason Mack Ioneer Limited
Investor Relations (USA)	Investor Relations (AUS)
T: +1 775 993 8509	T: +61 410 611 709
E: ir@Ioneer.com	E: jmack@Ioneer.com

About Ioneer

Ioneer Ltd is the 100% owner of the Rhyolite Ridge Lithium-Boron Project located in Nevada, USA, the only known lithium-boron deposit in North America and one of only two known such deposits in the world. The Definitive Feasibility Study (DFS) completed in 2020 confirmed Rhyolite Ridge as a world-class lithium and boron project that is expected to become a globally significant, long-life, low-cost source of lithium and boron vital to a sustainable future. In September 2021, Ioneer entered into an agreement with Sibanye-Stillwater to advance the Rhyolite Ridge project.  Following the satisfaction of all conditions precedent of the agreement, Sibanye-Stillwater will acquire a 50% interest in a joint venture, with Ioneer maintaining a 50% interest and retaining the operational management responsibility for the joint venture. Ioneer signed separate offtake agreements with Ford Motor Company and PPES (joint venture between Toyota and Panasonic) in 2022 and Korea’s EcoPro Innovation in 2021.
Ioneer Ltd. (ASX: INR, Nasdaq: IONR)	Suite 5.03, 140 Arthur Street, North Sydney, NSW 2060	T: +61 2 9922 5800	W: Ioneer.com	ABN: 76 098 564 606